
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2011

Mr. James Vandeberg
Chief Financial Officer
Legend Oil & Gas, LTD.
601 Union Street, Suite 4500
Seattle, WA 98101

      RE: **Legend Oil & Gas, LTD.**
              Form 8-K and Form 8-K/A
              Filed January 25, 2011 and January 28, 2011
              File No. 0-49752

Dear Mr. Vandeberg:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    William H. Demarest IV
                    Staff Accountant